EXHIBIT (a)(6)

                Text of Press Release Dated August 12, 1999


 PRESS RELEASE                                FOR IMMEDIATE RELEASE
 HARRIS & HARRIS GROUP, INC.                  AUGUST 12, 1999
 ONE ROCKEFELLER PLAZA
 NEW YORK, NEW YORK  10020                    CONTACT:  MEL P. MELSHEIMER

 NASDAQ/NMS SYMBOL:  HHGP                     TEL. NO. (312) 332-3614



                  HARRIS & HARRIS GROUP TENDER SUCCESSFUL


      Harris & Harris Group, Inc. announced today that its tender offer for up to 1,100,000 shares at $1.63 per share expired as of 12:00 midnight last night. A total of 1,080,569 shares were tendered, and all were accepted by the Company. Of these shares, 1,075,269 were tendered by one shareholder, which tendered all of its holdings. No shares were tendered by officers or directors of the Company.

      This repurchase of shares reduces Harris & Harris Group's shares outstanding by 10.5 percent to 9,240,831 shares. On a pro-forma basis, as of June 30, 1999, this share reduction increases Harris & Harris Group's pro-forma net asset value per share (NAV) from the previously reported $2.35 to $2.43.

      Harris & Harris Group is a Business Development Company with 9,240,831 common shares outstanding.

      Detailed information about Harris & Harris Group and its holdings can be found on its Web Site on the Internet at http://www.hhgp.com.